SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Richardson-Vicks Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                         RICHARDSON-VICKS SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                  DECEMBER 31, 1997 and 1996 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 1997 AND
                          INDEPENDENT AUDITORS' REPORT




RICHARDSON-VICKS SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    as of December 31, 1997 and 1996                               2

  Statements of Changes in Net Assets Available
    for Benefits for the Years Ended
    December 31, 1997 and 1996                                     3

  Notes to Financial Statements for the Years Ended
    December 31, 1997 and 1996                                     4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (Item 27a of Form 5500), December 31, 1997                       11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1997

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default




DELOITTE &
  TOUCHE LLP
------------            ------------------------------------------------------
                        250 East Fifth Street        Telephone: (513) 784-7100
                        P.O. Box 5340
                        Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Richardson-Vicks Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 8, 1998


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                          1997           1996

INVESTMENTS, At fair value:
  Investment in The Procter and
   Gamble Master Savings Trust        $60,410,915       $48,931,041
  Loans to Participants                   236,060           247,002
                                      -----------       -----------
     Total investments                 60,646,975        49,178,043

INTEREST RECEIVABLE                        16,171             4,685


NET ASSETS AVAILABLE FOR
 BENEFITS                             $60,663,146       $49,182,728
                                      ===========       ===========

See notes to financial statements.




RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                         1997              1996

ADDITIONS:
  Investment income:
    Equity in net earnings
     of The Procter and Gamble
     Master Savings Trust               $15,839,539      $ 8,753,805
    Interest income                          18,060           15,782
                                        -----------      -----------
    Total investment income              15,857,599        8,769,587
  Transfer from unaffiliated plan                              1,564
                                        -----------      -----------
       Total additions                   15,857,599        8,771,151
                                        -----------      -----------

DEDUCTIONS - Distributions to
  participants                            4,377,181        4,090,109
                                        -----------      -----------

NET INCREASE                             11,480,418        4,681,042

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                      48,182,728       44,501,686
                                        -----------      -----------

  End of year                           $60,663,146      $49,182,728
                                        ===========      ===========

See notes to financial statements.




RICHARDSON-VICKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The following brief description of the Richardson-Vicks Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan is a defined contribution plan established by Richardson-Vicks Inc. ("Company") to provide a means for eligible employees to supplement their retirement income. The Company is a wholly-owned subsidiary of The Procter & Gamble Company ("Parent"). The Plan assets are held in a combined trust account with the assets of other Parent defined contribution plans (see Note 4). Each of the plans has a proportionate and undivided ownership interest in the trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS - Effective December 31, 1987, both employee and employer contributions to the Plan were suspended and all participants became fully vested. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1987.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Parent.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Parent plans.

         LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with deferred balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account balances in one or all of the following investment options offered by the Plan (Note 4):

                  RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

                  COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

                  MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

                  LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

                  DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

                  INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

                  SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996:
                                                         INTERNA-
                COMPANY       LARGE         SMALL        TIONAL                                  MANAGED      LOANS TO
                STOCK         COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED  BOND         PARTICI-
                FUND          FUND          FUND         FUND         FUND          FUND         FUND         PANTS     TOTAL

Net assets
 available
 for benefits,
 December 31,
 1995           $18,945,814   $ 7,565,045                             $12,076,227   $4,339,426   $1,367,376   $207,798  $44,501,686

Equity in net
 earnings of
 The Procter
 & Gamble
 Master
 Savings
 Trust            5,681,254     1,782,355   $   46,752   $   16,452       592,690      565,576       68,726               8,753,805

Interest
 income                                                                                                         15,782       15,782

Transfer from
 unaffiliated
 plan                                                                                                            1,564        1,564

Distributions
 to
 participants    (1,665,156)     (625,309)                             (1,110,209)   (610,772)     (73,934)    (4,729)  (4,090,109)

Transfer
 between funds    1,095,772       248,890       689,239     748,079    (1,972,917)   (377,445)    (430,666)       (952)
                 ----------   -----------    ----------   ---------   ----------   ----------    ---------   ---------  -----------

Net assets
 available
 for benefits,
 December 31,
 1996            24,057,684     8,970,981      735,991      764,531     9,585,791    3,916,785      931,502    219,463   49,182,728

Equity in net
 earnings of
 The Procter
 & Gamble
 Master
 Savings
 Trust           11,562,994     2,823,320      231,710       20,018       426,419      684,059       91,019              15,839,539

Interest
 income                                                                                                         18,060       18,060

Distributions
 to
 participants    (2,183,467)     (626,049)     (42,426)     (17,185)     (861,962)    (515,910)    (111,439)   (18,743)  (4,377,181)

Transfer
 between funds      (89,879)      230,349      274,009      296,288      (989,605)     114,577      139,203     25,058
                -----------   -----------   ----------   ----------   -----------   ----------   ----------   --------  -----------

Net assets
 available
 for benefits,
 December 31,
 1997           $33,347,332   $11,398,601   $1,199,284   $1,063,652   $ 8,160,643   $4,199,511   $1,050,285   $243,838  $60,663,146
                ===========   ===========   ==========   ==========   ===========   ==========   ==========   ========  ===========




2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on an accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds), are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (PNC Bank), the trustee of the Plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Parent.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1997 classifications.

3.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1997 and 1996.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Parent formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a master trust permits the commingling of investments that fund various Parent-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1997 and 1996 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                          LARGE        SMALL       INTERNATIONAL                            MANAGED
                             COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                             STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL
Investments, at fair value   $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170  $211,004,206
Accrued interest and
 dividends                         6,317          141          22          16             380          101          26         7,003
                             -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total                        $75,951,679  $60,122,078  $4,728,562  $2,629,446     $28,051,849  $33,669,399  $5,858,196  $211,011,209
                             ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's investment in
 Master Trust                $33,588,394  $11,281,360  $1,237,656  $1,058,424     $ 8,047,160  $ 4,160,771  $1,037,150  $ 60,410,915
                             ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's percentage ownership
 interest in Master Trust            44%          19%         26%         40%             29%          12%         18%           29%
                             ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:

                                       LARGE        SMALL       INTERNATIONAL                            MANAGED
                          COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                          STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL

The Procter & Gamble
 Company common stock     $78,844,561                                                                                $ 78,844,561
Mutual funds                           $60,121,830  $4,728,479  $2,629,377     $27,988,957  $33,669,235  $5,858,117   134,995,995
Short-term investments      1,100,801          107          61          53          62,512           63          53     1,163,650
                          -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total investments
 at fair value            $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170  $211,004,206
                          ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:

                                         LARGE        SMALL     INTERNATIONAL                           MANAGED
                            COMPANY      COMPANY      COMPANY   EQUITY         RESERVE     DIVERSIFIED  BOND
                            STOCK FUND   FUND         FUND      FUND           FUND        FUND         FUND        TOTAL

Net appreciation in fair
 value of investments       $22,915,525  $15,017,239  $817,130  $52,370        $1,468,561  $5,581,761   $520,449    $46,373,035
Dividends                       836,156                                                                                 836,156
Interest                         56,289                                             3,197                                59,486
                            -----------  -----------  --------  -------        ----------  ----------   --------    -----------

Total                       $23,807,970  $15,017,239  $817,130  $52,370        $1,471,758  $5,581,761   $520,449    $47,268,677
                            ===========  ===========  ========  =======        ==========  ==========   ========    ===========

Plan's equity in net
 earnings of Master Trust   $11,562,994  $ 2,823,320  $231,710  $20,018        $  426,419  $  684,059   $ 91,019    $15,839,539
                            ===========  ===========  ========  =======        ==========  ==========   ========    ===========




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                                                      INTERNA-
                   COLLECTIVE                LARGE        SMALL       TIONAL                                   MANAGED
                   INCOME      COMPANY       COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                   FUND        STOCK FUND    FUND         FUND        FUND        FUND         FUND         FUND        TOTAL

Investments, at
 fair value        $   -       $44,722,820   $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends     $   -             6,336           263          51          35          382          152          23         7,242
                   ----------  -----------   -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total              $   -       $44,729,156   $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                   ==========  ===========   ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's investment
 in Master Trust   $   -       $24,127,529   $ 8,879,794  $  682,915  $  712,869  $ 9,633,826  $ 3,941,084  $  953,024  $ 48,931,041
                   ==========  ============  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's percentage
 ownership
 interest
 in Master
 Trust                 -                54%          18%         26%         38%          30%          12%         16%           29%
                   ==========  ============  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1996 are summarized as follows:
                                                                          INTERNA-
                   COLLECTIVE               LARGE        SMALL       TIONAL                                MANAGED
                   INCOME      COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                   FUND        STOCK FUND   FUND         FUND        FUND        FUND         FUND         FUND        TOTAL
The Procter
 & Gamble
 Company
 common stock      $           $43,559,282                                                                             $ 43,559,282
Mutual Funds                                $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                     1,163,538          148          47          27       64,279          111         104     1,228,254
                   ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total invest-
 ments at
 fair value        $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                   ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:

                                                                       INTERNA-
                        COLLECTIVE               LARGE       SMALL     TIONAL                            MANAGED
                        INCOME      COMPANY      COMPANY     COMPANY   EQUITY   RESERVE     DIVERSIFIED  BOND
                        FUND        STOCK FUND   FUND        FUND      FUND     FUND        FUND         FUND       TOTAL
Net appreciation
 in fair value
 of investments         $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190  $1,717,880  $4,251,429   $316,106   $25,546,116
Dividends                               695,063                                                                         695,063
Interest                                179,397                                      9,911                              189,308
                        -------     -----------  ----------  --------  -------- ----------  ----------   --------   -----------

Total                   $50,196     $10,276,673  $9,601,531  $170,571  $36,190  $1,727,791  $4,251,429   $316,106   $26,430,487
                        =======     ===========  ==========  ========  =======  ==========  ==========   ========   ===========

Plan's equity in net
 earnings of Master
 Trust                  $    -      $ 5,681,254  $1,782,355  $ 46,752  $16,452  $  592,690  $  565,576   $ 68,726   $ 8,753,805
                        =======     ===========  ==========  ========  =======  ==========  ==========   ========   ===========




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1997 and 1996 are approximately $353,000 and $111,000, respectively.

                                   * * * * * *


RICHARDSON-VICKS SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1997
----------------------------------------------------------------------------

IDENTITY OF ISSUE,
BORROWER, LESSOR                                                       FAIR
OR SIMILAR PARTY        DESCRIPTION OF INVESTMENT              COST   VALUE

Participant Loans       37 loans with maturities
                        ranging from February 1998
                        to November 15, 2002 and interest
                        rates ranging from 6.5% - 10%          $ -    $236,060
                                                               ====   ========





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Richardson-Vicks Savings Plan



                                    /s/JOSEPH R. LAWHEAD
Date:  June 25, 1998                --------------------------------------
                                    Joseph R. Lawhead
                                    Member, Benefits Committee








                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche